UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 14)*

CounterPath Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

22228P 20 3
(CUSIP Number)

Paul Chiarelli Secretary and Treasurer Wesley Clover International Corporation 390 March Road, Suite 110 Kanata, Ontario, Canada K2K 0G Telephone: 613.271.5972
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22228P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dr. Terence H. Matthews
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 22228 P 20 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wesley Clover International Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions): CO

This Schedule 13D is being filed on behalf of Dr. Terence H. Matthews ("Dr. Matthews") and Wesley Clover International Corporation ("Wesley Clover" and, together with Dr. Matthews, collectively, the "Reporting Persons") relating to the shares of common stock of CounterPath Corporation, a corporation existing under the laws of the State of Nevada (the "Issuer").

Item 1. Security And Issuer

This Statement relates to the shares of common stock (the "Shares") of the Issuer.  The principal executive offices of the Issuer are located at Suite 300, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia, Canada V7X 1M3.

Item 2. Identity And Background

This statement is filed by the Reporting Persons.

Dr. Matthews' business address is 390 March Road, Suite 110, Kanata, Ontario, Canada K2K 0G7. Dr. Matthews is Chairman of Mitel Networks Corporation.  Dr. Matthews is a citizen of Canada.

Wesley Clover, a corporation existing under the laws of Canada, is a company that owns and manages commercial real estate in Ottawa. Wesley Clover's principal business and principal office address is 390 March Road, Suite 110, Kanata, Ontario, Canada K2K 0G7.  Dr. Matthews owns 99.999% of the issued and outstanding voting shares of Wesley Clover International Corporation.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Wesley Clover, Dr. Matthews may be deemed the beneficial owner of all of the Shares beneficially owned by Wesley Clover.  Dr. Matthews and Wesley Clover may be regarded as a group for purposes of Rule 13d-5 under the Act.

For information with respect to each executive officer and director of Wesley Clover see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of the agreement and plan of merger, dated as of December 6, 2020 by and among the Issuer, Alianza, Inc., a Delaware corporation ("Parent"), and CounterPath Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), Merger Sub was merged with and into the Issuer (the "Merger"), with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

As a result of the Merger (i) 1,649,112 Shares held by Wesley Clover were acquired for $3.49 per Share and (ii) 81,157.2 deferred share units were cancelled in exchange for $3.49 per deferred share unit.

Item 4. Purpose of Transaction

The Reporting Persons disposed the Shares and the deferred units of the Issuer pursuant to the Merger.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons did not own any Shares.

During the last 60 days there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement

Signature

 After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 3, 2021

Date

/s/ Terence H. Matthews

Signature

Dr. Terence H. Matthews

Name/Title

WESLEY CLOVER INTERNATIONAL CORPORATION

/s/ Terence H. Matthews

Signature

Dr. Terence H. Matthews, Director

Name/Title

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.001, of CounterPath Corporation, is being filed on behalf of each of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Each of the undersigned agrees that Wesley Clover shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  March 3, 2021

By:  /s/ Terence H. Matthews

 Dr. Terence H. Matthews

Dated:  March 3, 2021

WESLEY CLOVER INTERNATIONAL CORPORATION

By:  /s/ Terence H. Matthews

 Name:  Dr. Terence H. Matthews

 Title:  Director

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Wesley Clover International Corporation.

WESLEY CLOVER INTERNATIONAL CORPORATION

Name/Position	Business Address	Principal Occupation	Citizenship
Paul Chiarelli Chief Executive Officer	390 March Road Suite 110 Kanata, Ontario K2K 0G7	President and Chief Operating Officer (Wesley Clover)	Canadian

Martin Vandewouw President	555 Legget Drive Suite 206 Kanata, Ontario K2K 2X3	President of Wesley Clover	Canadian

Patrick Ferris Corporate Secretary	555 Legget Drive Suite 206 Kanata, Ontario K2K 2X3	Corporate Secretary of Wesley Clover	Canadian

Dr. Terence H. Matthews Director	390 March Road Suite 110 Kanata, Ontario K2K 0G7	Chairman of the Board (Mitel Networks Corporation)	Canadian